EXHIBIT 99.1

January 14, 2008

The Management Board

and Supervisory Board of

ASM International N.V. (ASMI)

J. van Eijcklaan 10

3723BC Bilthoven

The Netherlands

Attention:	Mr. P.C. van den Hoek
Chairman of the Supervisory Board
Mr. A.H. del Prado
Chairman of the Management Board

Dear Sirs:

We are writing to follow up on the meeting between the team of experts from the wafer processing industry and certain members of ASMI’s Supervisory and Management Boards that took place in Bilthoven on January 10, 2008.

Background

As a large shareholder of ASMI with 10.3% stake we have gone to extraordinary lengths over the last several months to assemble a world-class team capable of repairing ASMI’s significant undervaluation. As previously stated, we remain sceptical of the current management’s ability to improve the profitability of ASMI’s front-end business to a level that is on par with its peer group in the foreseeable future. The market continues to share this scepticism, attributing effectively no value to the front-end business that on peer level revenue-multiples should be worth approximately €900m.

We thank you for recognizing this issue of underperformance and affording the team of experts the opportunity to present to you their business plan for the Company. We are confident that the team were able to demonstrate their detailed understanding of ASMI’s front-end business and the challenges it faces. The team also has presented to you deliverable 3-year plan to reinvigorate ASMI’s front-end business showing substantial improvements to revenue growth and profitability. Further, the team highlighted the fundamentally different nature of ASMI’s front-end and back-end businesses and the lack of synergies - now or in the future - between them.

1/3

We are convinced, and trust you will conclude, that the team and their plan are a substantially superior proposition to the status quo. They can make ASMI a much stronger, more focused and valuable company that is better positioned for the future for the benefit of all stakeholders.

Proposals

Based on the foregoing, we propose a new management and corporate governance structure that empowers this team to fully harness ASMI’s potential. Specifically, we suggest to create an efficient one-tier Board for ASMI that combines the relevant skills and experience needed to deliver the new company strategy. This new Board structure will be in line with best practices in the Netherlands and fully compliant with the Dutch Corporate Governance Code.

We further propose that the members of the expert team you met with be appointed to this one-tier Board where they would hold the majority of seats. As Board members, they would bring to bear a unique combination of proven individual leadership track records, deep understanding of the wafer processing industry and customer requirements, as well as international capabilities and customer relationships, specifically in Asia and the United States.

In making these proposals, we have considered the expertise of this team, the business plan they have presented for improving ASMI’s front-end business, as well as their ability to execute on this plan. Also, we have carefully considered the ambitions of this team as regards their compensation which will be highly performance related, as well as the risks associated with changing the existing management and board structure. Allowing for all these factors we strongly believe that our proposed new Board structure and composition arc in the interests of the Company, its shareholders and other stakeholders.

Next steps

It is important that we emphasize the urgency of implementing our proposed new Board structure and composition. As the proposed team has outlined to you, in the next months there will be important development and engineering decisions that must be taken and product improvements that need to be made in ASMI’s front-end business. Unless the proposed team is fully empowered to make these critical decisions, a loss of customers and market share and further destruction of shareholder value is more than likely. From a cyclical point of view it is critical that the team’s improvement plan is initiated during the downturn to effectively position the business to take advantage of the upturn. Taken together, any damage to ASMI’s front-end business that may result from undue delays in the implementation of the new Board structure and composition as proposed above would substantially diminish the attractiveness of the ASMI opportunity to the team, while in the meantime adversely affecting the company’s future prospects and outlook for all company stakeholders.

2/3

We believe that there are two principal ways in which the proposed changes could be effected. ASMI’s Supervisory Board could call an EGM and recommend to its shareholders the creation of a one-tier Board (by way of changing ASMI’s articles of association). The Supervisory Board would further recommend the appointment of the members of the team to the new one-tier Board. Alternatively, certain transactional mechanisms are available that allow ASMI’s shareholders to vote on the proposed changes to the Board structure and composition.

Regardless of the way in which the proposed changes would be procured, we would highly welcome if the Supervisory Board supported our view that these changes are both urgent and necessary for the benefit of all stakeholders. It is envisaged that support for this new structure and composition would take the form of a public announcement by the Board to this effect, which would be followed by a joint effort to implement the changes in a smooth, efficient manner to ensure success for all parties involved.

To this end we expressly wish to invite the Supervisory Board to engage with us as soon as practicable so as to discuss all aspects of our proposals in appropriate detail. Our financial and legal advisers will be made available to support these discussions.

In case the discussions with the Supervisory Board in relation to the implementation of our proposed changes have not substantially progressed within a reasonable timeframe, which we suggest is 14 days from the date of this letter, we must consider all options. As disclosed to the public in our 13-D filing dated December 12, 2007, these could include alternative mechanisms such as an exchange offer for the company to procure the changes we believe are necessary for the future success of ASMI. In a successful exchange offer, tendering shareholders would, through a vehicle, take control of ASMI and change the composition of the company’s Supervisory Board and Management Board. We intend to remain long term shareholders due to the significant value potential that can be delivered through these proposed changes.

We look forward to your response at your earliest convenience.

Yours sincerely,

Fursa Alternative Strategies LLC

Cor Timmermans

CC: Mr. A.J.M. van der Ven Member of the Management Board

3/3